

Madison Rifkin · 2nd

CEO and founder of Mount Locks Inc.

Littleton, Colorado, United States · **Contact info**

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 You both know Erik Bullen, Jonny Price and 2 others

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 **Mount Locks**

Northeastern University

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Meet the 17 young entrepreneurs on the 2020 Colorado Inno Under 25
Colorado Inno

If you're looking to predict what the future holds for this startup ecosystem, look no further than the young entrepreneurs that are currently making an impact.

Experience

CEO and founder of Mount Locks
Mount Locks
Sep 2019 – Present · 1 yr 9 mos
Greater Denver Area

Micromobility as an amenity for Airbnb's, vacation rentals, hotels and offices.

1. Launched startup and grew team to 7 people + 7 advisors; identified opportunity to help mobility companies decrease their operating costs
2. Conducted market research with over 200 industry experts from governments, scooter companies, and bike companies to validate our core technology and business model
3. Prototyped from concept to MVP to manufacturable product
4. Run day to day operations including bring our product to market early Q4 2020 ...see more

 **Mount Locks—A smart lock for micromobility**

Social Media Influencer
Coastal Foodie
Dec 2016 – Present · 4 yrs 6 mos
Denver Colorado

 **Fellow**
RippleX Fellowship
Apr 2020 – Aug 2020 · 5 mos

The RippleX Fellowship is a 12-week extra circular program powered by
Ripple Ventures. Throughout the school term, students are coached and taught the
intricacies of venture funds, and startup operations/financing. It is a remote program
that connects students from Canada & the United States with a common interest o …see more



Business Analyst Co-op
Sugar Mountain
Jul 2019 – Dec 2019 · 6 mos
Greater Seattle Area

1. Launched the MVP Sugar Mountain Tasting App a niche market in the experience-based
app space
o Developed a product compliance matrix including user requirements, engineering specs,
and validation/verification tests   …see more



Co-op - MassChallenge HealthTech
MassChallenge
Jun 2018 – Dec 2018 · 7 mos
Greater Boston Area

I was the Innovation Strategy Coordinator. I sourced startups for our 2019 application season
by reaching out to different venture accelerators, angel investors, and Instagram handles in
order to ensure that MCHT would have a 2019 cohort.
Maintained and run the office space to make sure it was clean, everyone had what …see more

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Education



Northeastern University
Bachelor's degree, Finance and Financial Management Services and
Entrepreneurship/Entrepreneurial Studies
2016 – 2021
Activities and Societies:

Kent Denver High School
2012 – 2016

Volunteer experience



Meal Server and Chef
Cafe 180
Aug 2013 – Aug 2016 · 3 yrs 1 mo



Storekeeper
CLOTHES TO KIDS OF DENVER
Aug 2013 – Aug 2016 · 3 yrs 1 mo
Children



